CUSIP No. 371559 10 5                                       (Page 1 of 10 Pages)



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              -------------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)
                               (AMENDMENT NO. 1)


                             Genesee & Wyoming Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  371559 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              -------------------
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CUSIP No. 371559 10 5                                       (Page 2 of 10 Pages)


                                      13G

================================================================================

1       Names of Reporting Persons
        I.R.S. Identification No. of Above Persons (Entities Only)
        MORTIMER B. FULLER, III (INDIVIDUALLY, AS TRUSTEE OR CO-TRUSTEE AND AS SOLE GENERAL PARTNER)
        FRANCES A. FULLER (AS CO-TRUSTEE)
        OVERLOOK ESTATE FOUNDATION, INC.
        (SEE ITEM 2(A) FOR DESCRIPTION OF SUCH TRUSTEE, CO-TRUSTEE AND SOLE GENERAL PARTNER CAPACITIES)

2       Check the Appropriate Box if a Member of a Group*       (a) [X]
                                                                (b) [ ]

3       SEC Use Only

4       Citizenship or Place of Organization
        MORTIMER B. FULLER, III AND FRANCES A. FULLER ARE UNITED STATES
        CITIZENS;
        OVERLOOK ESTATE FOUNDATION, INC. IS A DELAWARE NOT-FOR-PROFIT MEMBERSHIP CORPORATION

                               5      Sole Voting Power:
                                      MORTIMER B. FULLER, III - 876,321
  Number of                           FRANCES A. FULLER - 0
   Shares                             OVERLOOK ESTATE FOUNDATION, INC. - 21,498
 Beneficially
  Owned by                     6      Shared Voting Power:
    Each                              MORTIMER B. FULLER, III - 0
  Reporting                           FRANCES A. FULLER - 0
 Person with                          OVERLOOK ESTATE FOUNDATION, INC. - 0

                               7      Sole Dispositive Power:
                                      MORTIMER B. FULLER, III - 499,107
                                      FRANCES A. FULLER - 0
                                      OVERLOOK ESTATE FOUNDATION, INC. - 21,498

                               8      Shared Dispositive Power:
                                      MORTIMER B. FULLER, III - 377,214
                                      FRANCES A. FULLER - 377,214
                                      OVERLOOK ESTATE FOUNDATION, INC. - 0


9       Aggregate Amount Beneficially Owned by Each Reporting Person
        927,587
        (SEE ITEM 4 FOR DISCLAIMER OF BENEFICIAL OWNERSHIP)

10      Check Box if the Aggregate Amount in Row (9) Excludes Certain
        Shares*                                                 [ ]
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CUSIP No. 371559 10 5                                       (Page 3 of 10 Pages)

--------------------------------------------------------------------------------

11      Percent of Class Represented by Amount in Row (9)

        17.6%

12      Type of Reporting Person*

        00 (A GROUP)
================================================================================



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 371559 10 5                                     (Page 4 of 10 Pages)


ITEM 1(a).      NAME OF ISSUER:

                Genesee & Wyoming Inc.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                71 Lewis Street
                Greenwich, Connecticut 06830

ITEM 2(a).      NAMES OF PERSONS FILING:

                Mortimer B. Fuller, III
                Mortimer B. Fuller, III and Frances A. Fuller, as Co-Trustees of the Residuary Trust u/w of Mortimer B. Fuller, Jr.
                Mortimer B. Fuller, III, as Trustee of the Frances A. Fuller Family Trust
                Mortimer B. Fuller, III, as sole General Partner of Fuller/ Overlook Limited Partnership
                Overlook Estate Foundation, Inc., a Delaware not-for-profit membership corporation (Mortimer B. Fuller, III, President)

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

                For all members of group:

                c/o Genesee & Wyoming Inc.
                71 Lewis Street
                Greenwich, Connecticut 06830

ITEM 2(c).      CITIZENSHIP:

                Mortimer B. Fuller, III and Frances A. Fuller are United States citizens; Overlook Estate Foundation, Inc. is a Delaware not-for-profit membership corporation.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Class A Common Stock

ITEM 2(e)       CUSIP NUMBER:

                371559 10 5
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CUSIP No. 371559 10 5                                       (Page 5 of 10 Pages)


ITEM 3.   STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B):

          Not Applicable

ITEM 4.   OWNERSHIP.

          (a)   Amount Beneficially Owned: 927,587 shares (see Exhibit 1)

          (b)   Percent of Class:  17.6%

          (c)   Number of shares as to which such person has:

                (i)    sole power to vote or to direct the vote:

                       Mortimer B. Fuller, III (individually, as Trustee or Co-Trustee and as sole General Partner) - 876,321 Frances A. Fuller (in any capacity) - 0
                       Overlook Estate Foundation, Inc. - 21,498

                (ii)   shared power to vote or to direct the vote:

                       Mortimer B. Fuller, III (in any capacity) - 0 Frances A. Fuller (in any capacity) - 0
                       Overlook Estate Foundation, Inc. - 0

                (iii)  sole power to dispose or to direct the disposition of:

                       Mortimer B. Fuller, III (individually, as Trustee and as sole General Partner) - 499,107
                       Frances A. Fuller (in any capacity) - 0
                       Overlook Estate Foundation, Inc. - 21,498

                (iv)   shared power to dispose or to direct the disposition of:

                       Mortimer B. Fuller, III (as Co-Trustee) - 377,214 Frances A. Fuller (as Co-Trustee) - 377,214 Overlook Estate Foundation, Inc. - 0

          Pursuant to Rule 13d-4, each member of the group expressly declares that the filing of this Schedule 13G shall not be construed as an admission that such member is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of shares owned by the other members of the group, except for shares as to which members of the group are Co-Trustees.

CUSIP No. 371559 10 5                                      (Page 6 of 10 Pages)


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          See Exhibit 1

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATION.

          Not Applicable

CUSIP No. 371559 10 5                                      (Page 7 of 10 Pages)


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 1998      /s/ Mortimer B. Fuller, III
                              ---------------------------
                              Mortimer B. Fuller, III


Dated: February 12, 1998      /s/ Mortimer B. Fuller, III, Co-Trustee
                              ---------------------------------------
                              Mortimer B. Fuller, III, as Co-Trustee of the
                              Residuary Trust u/w of Mortimer B. Fuller, Jr.


Dated: February 12, 1998      * Frances A. Fuller, Co-Trustee
                              -------------------------------
                              Frances A. Fuller, as Co-Trustee of the Residuary
                              Trust u/w of Mortimer B. Fuller, Jr.


Dated: February 12, 1998      /s/ Mortimer B. Fuller, III, Trustee
                              ------------------------------------
                              Mortimer B. Fuller, III, as Trustee of the Frances
                              A. Fuller Family Trust


                              Fuller/Overlook Limited Partnership

Dated: February 12, 1998      By: /s/ Mortimer B. Fuller, III, General Partner
                                 ---------------------------------------------
                                Mortimer B. Fuller, III, Sole General Partner


                              Overlook Estate Foundation, Inc.

Dated: February 12, 1998      By:  /s/ Mortimer B. Fuller, III, President
                                  ---------------------------------------
                                Mortimer B. Fuller, III, President


Dated: February 12, 1998      *By: /s/ Mortimer B. Fuller, III
                                  ----------------------------
                                  Mortimer B. Fuller, III, Attorney-in-Fact



*Power of Attorney previously filed and incorporated herein by reference to
Exhibit 3 to Schedule 13G filed February 12, 1997.

CUSIP No. 371559 10 5                                      (Page 8 of 10 Pages)



                                   EXHIBIT 1


    This Schedule 13G is being filed by a group pursuant to Rule 13d-5(b)(1). The members of the group are as follows: Mortimer B. Fuller, III; Mortimer B. Fuller, III and Frances A. Fuller, as Co-Trustees of the Residuary Trust u/w of Mortimer B. Fuller, Jr.; Mortimer B. Fuller, III, as Trustee of the Frances A. Fuller Family Trust; Mortimer B. Fuller, III, as sole General Partner of Fuller/Overlook Limited Partnership; and Overlook Estate Foundation, Inc. (Mortimer B. Fuller, III, President).

    Mortimer B. Fuller, III and Frances A. Fuller, as Co-Trustees of the Residuary Trust u/w of Mortimer B. Fuller, Jr. are parties to a Voting Agreement and Stock Purchase Option dated March 21, 1980, as amended as of March 29, 1996 (the "Voting Agreement"), pursuant to which Mortimer B. Fuller, III has been granted an irrevocable proxy to vote all shares of the Issuer owned by the such members of the group. The Voting Agreement terminates by its terms, and the group may dissolve, upon (i) the incompetency, disability or death of Mortimer
B. Fuller, III, (ii) the written agreement of all of the parties to the Voting Agreement, or (iii) expiration of the term of the Voting Agreement on March 20, 2008 and the failure of the parties to renew it for an additional term.

    The shares of the Issuer's Class A Common Stock reported in this Schedule 13G consist of: (a) shares of Class A Common Stock directly owned by the members of the group in the various capacities indicated (including shares issuable under presently exercisable options and Mortimer B. Fuller, III's proportional interest in shares held by The Fuller Investment Partnership, L.P.) (see table below); and (b) shares of the Issuer's Class B Common Stock, par value $.01 per share, directly owned by such members in the various capacities indicated. The Issuer's Class B Common Stock, which is not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, has ten votes per share (as compared with the Class A Common Stock, which has one vote per share), and is freely convertible into an equal number of shares of Class A Common Stock.

    The beneficial ownership of the Issuer's Class A Common Stock and Class B Common Stock by each member of the group as of December 31, 1997 is as follows:

CUSIP No. 371559 10 5                                       (Page 9 of 10 Pages)



                                            Class A Com     Class B Com
                                             mon Stock       mon Stock
                                              Directly        Directly
             Member of Group                   Owned           Owned     TOTAL


Mortimer B. Fuller, III, individually            79,749*      276,093  355,842

Mortimer B. Fuller, III and Frances A.           78,607       298,607  377,214
Fuller, as Co-Trustees of the Residuary
Trust u/w of Mortimer B. Fuller, Jr.

Mortimer B. Fuller, III, as Trustee of            31,450             0  31,450
the Frances A. Fuller Family Trust

Mortimer B. Fuller, III, as sole
General Partner of Fuller/Overlook
Limited Partnership                              58,000        83,583  141,583


Overlook Estate Foundation, Inc.                 21,498             0   21,498
(Mortimer Fuller, III, President)
TOTAL                                           269,304       658,283  927,587
==============================================================================

* Includes (i) Mr. Fuller's proportional interest in 29,768 shares held by The Fuller Investment Partnership, L.P., and (ii) 22,500 shares exercisable under presently exercisable options.

CUSIP No. 371559 10 5                                      (Page 10 of 10 Pages)

                                   EXHIBIT 2

                                   AGREEMENT

    The undersigned agree that this Schedule 13G under the Securities Exchange Act of 1934, as amended, relating to shares of the Class A Common Stock of Genesee & Wyoming Inc., to which this Agreement is an Exhibit and which is to be filed with the Securities and Exchange Commission on or before February 14, 1998, is filed on behalf of each of the undersigned.

Dated: February 12, 1998      /s/ Mortimer B. Fuller, III
                              ---------------------------
                              Mortimer B. Fuller, III


Dated: February 12, 1998      /s/ Mortimer B. Fuller, III, Co-Trustee
                              ---------------------------------------
                              Mortimer B. Fuller, III, as Co-Trustee of the
                              Residuary Trust u/w of Mortimer B. Fuller, Jr.


Dated: February 12, 1998      * Frances A. Fuller, Co-Trustee
                              -------------------------------
                              Frances A. Fuller, as Co-Trustee of the Residuary
                              Trust u/w of Mortimer B. Fuller, Jr.


Dated: February 12, 1998      /s/ Mortimer B. Fuller, III, Trustee
                              ------------------------------------
                              Mortimer B. Fuller, III, as Trustee of the Frances
                              A. Fuller Family Trust


                              Fuller/Overlook Limited Partnership

Dated: February 12, 1998      By: /s/ Mortimer B. Fuller, III, General Partner
                                 ---------------------------------------------
                                Mortimer B. Fuller, III, Sole General Partner


                              Overlook Estate Foundation, Inc.

Dated: February 12, 1998      By: /s/ Mortimer B. Fuller, III, President
                                 ----------------------------
                                Mortimer B. Fuller, III, President


Dated: February 12, 1998      *By: /s/ Mortimer B. Fuller, III
                                  ----------------------------
                                  Mortimer B. Fuller, III, Attorney-in-Fact


    *Power of Attorney previously filed and incorporated herein by reference to
    Exhibit 3 to Schedule 13G filed February 12, 1997.